SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)1

                              Tech Sym Corporation
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    878308105
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 29, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 878308105                       13D          Page 2 of 6 Pages
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================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
     3      SEC USE ONLY
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     4      SOURCE OF FUNDS*
                     WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           586,900
  OWNED BY
   EACH     --------------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       586,900
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     586,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 878308105                       13D          Page 3 of 6 Pages
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================================================================================

     1
            NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           596,900
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       596,900

               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     596,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 878308105                       13D          Page 4 of 6 Pages
--------------------------------                       -------------------------


         The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the
Schedule 13D as set forth below.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 586,900 Shares of Common Stock owned by Steel Partners II is $12,638,815. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Items 5 (a) and (b) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,035,731 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

                  As of the close of business on March 20, 2000 Steel Partners II beneficially owns 586,900 Shares of Common Stock, constituting approximately 9.7% of the Shares outstanding. Mr. Lichtenstein beneficially owns 596,900 Shares, representing approximately 9.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 596,900 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions (other than the options described in the following sentence). In addition, Mr. Lichtenstein is deemed to be the beneficial owner of 10,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days hereof, and to have sole voting and dispositive power with respect thereto. James Henderson, a consultant to Steel Partners II does not beneficially own any shares of Common Stock of the Issuer.

                  (b) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last 60 days by the Reporting Persons.

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CUSIP No. 878308105                       13D          Page 5 of 6 Pages
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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            March 20, 2000              STEEL PARTNERS II, L.P.

                                             By:      Steel Partners, L.L.C.
                                                      General Partner


                                             By: /s/ Warren G. Lichtenstein
                                                ------------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                             ---------------------------------
                                             WARREN G. LICHTENSTEIN

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CUSIP No. 878308105                       13D          Page 6 of 6 Pages
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                                   SCHEDULE A


               Transactions in the Shares During the Last 60 Days
               --------------------------------------------------


 Shares of Common Stock            Price Per                    Date of
    Purchased/(Sold)                 Share                   Purchase/Sale
 ----------------------            ---------                 -------------

                            STEEL PARTNERS II, L.P.
                            -----------------------


         23,100                     17.09640                    2/29/00
         2,000                      18.07000                    3/13/00
         5,400                      17.98170                    3/14/00

                               WARREN LICHTENSTEIN
                               -------------------

                                      None.